SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

AMENDMENT NO. 2 TO
INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

Commission file number: 000-33327

CONSOLIDATED PICTURES CORP.

(Exact Name of Registrant as Specified in its Corporate Charter)

Delaware	13-4151225

(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2789 NE 5th Street Pompano Beach, FL 33062

(Address of Principal Executive Offices) (Zip Code)

(646) 554-4768

(Issuer's Telephone Number)

Consolidated Pictures Corp.
2789 NE 5th Street
Pompano Beach, Florida 33062

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING YOU FOR A PROXY AND
YOU ARE REQUESTED NOT TO SEND US A PROXY.

GENERAL

This Information Statement is being delivered on or about October 12, 2004 to the holders of shares of common stock, par value $0.0001 (the "Common Stock") of Consolidated Pictures Corp., a Delaware corporation (the "Company"). You are receiving this Information Statement in connection with a change of control and the appointment of new members to the Company's Board of Directors (the "Board").

On October 12, 2004, the Company entered into an Agreement and Plan of Reorganization (the "Agreement") with Y-Tel International, LLC, a Florida limited liability company ("Y-Tel") wherein the Company agreed to issue 10,000,000 restricted shares in exchange for all of the issued and outstanding membership interests of Y-Tel (the "Transaction"). At the closing of the Transaction, Health Care Services L.C., a Florida limited liability company will purchase 1,450,400 shares of the Company's common stock from Avery Pack, the Company's director and President, for $158,334.

As a condition to Closing the Transaction, Steve Lipman will be elected to serve as a member of the Company's Board of Directors together with Avery Pack. Furthermore, subject to mailing this report and waiting the ten (10) day period mandated under Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act"), Avery Pack will resign as a director and Garry McHenry and Jon McMurray will be appointed to the Company's Board of Directors.

This report is provided for information purposes only. We are not soliciting proxies in connection with the matters described in this report. You are not requested to respond to this report in any way.

Closing of the Transaction is expected to occur one business day following the completion of the conditions contained in Articles V and VI of the Agreement but in no event later than October 22, 2004.

This report will first be mailed to the shareholders of the Company on or about October 12, 2004.

YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY.
YOU ARE NOT, HOWEVER, REQUIRED TO TAKE ANY ACTION.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

On October 12, 2004 there were 4,579,900 shares of the Company's common stock issued and outstanding. Each share of Common Stock entitles the holder thereof to one vote on each matter that may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of October 12, 2004, certain information with respect to the Company's equity securities owned of record or beneficially by (i) each officer and director of the Company; (ii) each person who owns beneficially more than 5% of each class of the Company's outstanding equity securities; and (iii) all directors and executive officers as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class
Avery Pack 2789 N.E. 5th Street Pompano Beach, FL 33062	4,500,000	98.3%
Officers and directors (-1-) as a group	4,500,000	98.3%

Changes in Control

Upon the closing of the acquisition of Y-Tel by the Company, there will be 14,579,900 shares of the Company's common stock issued and outstanding. The following table sets forth the number of the Company's shares beneficially owned by each person who, after the closing, will own beneficially more than 5% of the Company's common stock, as well as the ownership of such shares by each new and proposed director of the Company and the shares beneficially owned by the new and proposed directors as a group.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class (approx.)
Avery Pack 2789 N.E. 5th Street Pompano Beach, FL 33062	3,049,600	21%
Steve Lipman 806 O'Neal Lane Baton Rouge, LA 70816	1,166,392	8%
Garry McHenry (1) 6160 NW 91st Ave. Parkland, FL 33067	716,983	5%
Jon McMurray (1)(4) Gin Creek, Inc. P.O. Box 475 Montrose, AL 36559	989,832	7%
Avitra SA (2)(4) Juncal 1327 Piso 18 Montevideo-11.000 Uruguay	1,484,748	10%
Conroy Management & Assoc. (3)(4) 806 O'Neal Lane Baton Rouge, LA 70816	1,187,799	8%
Terry Lipham 9940 Gulf Blvd. Treasure Island, FL 33706	989,832	7%
CGA (4) 806 O'Neal Lane Baton Rouge, LA 70816	1,286,782	9%
Health Care Services, L.C. (5) 1050 S.E. Monterey Rd. #101 Stuart, FL 34994	1,450,400	10%
All Directors as a Group (3 persons) (6)	3,302,134	23%

(1) Messrs. McHenry and McMurray are not expected to become directors until 10 days after the mailing of this report to the Company's shareholders.
(2) Avitra SA is a corporation principally owned by Gil Epstein.
(3) Conroy Management & Associates is principally owned by John Conroy.
(4) CGA is a partnership owned by Messrs. Epstein, Conroy, and McMurray.
(5) Health Care Services, L.C. is a limited liability company principally owned by Nicholas Elliott.
(6) Assumes the resignation of Avery Pack in ten days and the appointment of Messrs. McHenry and McMurray. Includes 428,927 shares in the name of CGA, which are beneficially owned by Mr. McMurray.

Directors and Executive Officers

The following table sets forth the names and ages of the incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person. Messrs. McHenry and McMurray will become directors of the Company effective 10 days after the mailing of this report to the Company's shareholders. The executive officers of the Company are elected annually by the Board. The directors serve one-year terms until their successors are elected. The executive officers serve terms of one year or until their death, resignation or removal by the Board. Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position
Steve Lipman	51	President and Director
John T. Conroy	47	Secretary and Treasurer
Garry McHenry	46	Director
Jon McMurray	43	Director

Steve Lipman has over twenty years of senior executive experience in general management strategic planning, operations, and sales and marketing. Mr. Lipman has been responsible for the restructuring of several companies, the development of various products and the introduction of new marketing and advertising concepts. In September 2004 Mr. Lipman was appointed President of Y-Tel International, LLC. For the past four years he was the CEO of Market Force, Inc., a finance and marketing consulting company established to support small to medium size public companies with growth strategies. From 1997 to 2000 Mr. Lipman was President of Carrosell, Inc., a private company with revenues of $20 million engaged in the airport advertising business. He then served as President/Chairman of the Board from 1995 to 1997 for Satellite Control Tech, Inc., an $80 million public company specializing in GPS/Cellular and paging for vehicle monitoring, tracking, and recovery. For the prior eight years he served as President for a re-recordable microchip public company and a licensing and advertising agency.

Garry McHenry is currently working as a consultant in the Miami office developing new business for International Telekom, LLC, a subsidiary of Y-Tel International, LLC ("Y-Tel"). Prior to joining Y-Tel, Mr. McHenry was Vice President of Sales for SATX, a public company that was developing GPS tracking and prepaid cell phone businesses. Garry has worked for Qwest Communications in their Hospitality Long Distance division. He was also Vice President of International Sales for Bright Technologies, a company that developed fixed wireless pay phones. Garry is a graduate of Rochester Institute of Technology.

Jon L. McMurray was the Co-Founder of Y-Tel International, LLC ("Y-Tel"). Jon was instrumental in the development of a Carrier based Switch Hub in Miami, Florida, and the Panama hub located in the country of Panama. Prior to Y-Tel he worked with a private Atlanta based long distance Company developing new markets for the network. Prior to getting involved in telecommunications, Jon owned his own construction company for 22 years in Baldwin County, located in South Alabama.

John T. Conroy was a co-founder of Y-Tel International, LLC ("Y-Tel") in 2003 and is currently its Treasurer. In 1993 Mr. Conroy founded Pestop, in Baton Rouge, LA, and has been its President up to the present. Pestop developed the first chain of retail pest control stores in Louisiana and it is now the largest retailer of professional pest control products in the Southeastern United States. Mr. Conroy has a B.A. in Business Administration and Accounting from the University of Tennessee and in 1985 he received his Certified Public Accountant license from Florida.

Certain Relationships and Related Transactions

Not applicable

Legal Proceedings

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers and persons who own more than ten percent of a registered class of the Company's equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file. As of October 12, 2004 Avery Pack is current on all required filings.

Compensation of Directors and Executive Officers

The Company currently does not pay any cash salaries to any directors.

Upon the closing the Company will be responsible for the following employment and consulting contracts entered into by Y-Tel: (i) On September 27, 2004 Y-Tel entered into a two-year employment agreement with Mr. Lipman to be President and with Mr. Conroy to be Secretary/Treasurer. Compensation to each is $12,000 per month. Mr. Lipman's salary began on September 27, 2004 and Mr. Conroy's will begin on November 1, 2004; (ii) On September 27, 2004 Y-Tel entered into three Consulting Agreements with Mr. McHenry, Mr. Epstein, and Mr. McMurray, respectively. Each Consulting Agreement is for a term of eight months with compensation payable at $12,000 per month.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this Information Statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:	October 12, 2004

Consolidated Pictures Corp.

By:	/s/ Avery Pack

Avery Pack President